CHAPMAN    Chapman and Cutler LLP
Focused on Finance    320 South Canal Street, 27th Floor
Chicago, Illinois 60606

T 312.845.3000
F 312.701.2361

September 27, 2023

VIA EDGAR CORRESPONDENCE
David Mathews
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Madison ETFs Trust
File Nos. 333-271759; 811-23875

Dear Mr. Matthews:

This letter responds to comments given by the staff (the “Staff”)of the Securities and Exchange Commission (the “Commission”) provided by telephone on September 21, 2023, regarding the regarding the proxy statement for Madison ETFs Trust (the “Trust”) on behalf of the Madison Dividend Value ETF and Madison Covered Call ETF (each, a “Fund” and collectively, the “Funds”) filed with the Commission on September 15, 2023 (the “Proxy Statement”).
Comment 1 – Questions and Answers
Please conform the description of changes to advisory services in the third Q&A with the description of advisory services that appear elsewhere in the proxy statement.

Response to Comment 1
The disclosure has been revised in accordance with the Staff’s comment.

Comment 2 – Questions and Answers
Please confirm in correspondence whether additional shareholders will be accepted into the Madison Mosaic Income Opportunities ETF, Madison Short-Term Strategic Income ETF and Madison Aggregate Bond ETF prior to the closing of the Transaction.

Response to Comment 2
The initial shareholder of Madison Mosaic Income Opportunities ETF, Madison Short-Term Strategic Income ETF and Madison Aggregate Bond ETF approved the current advisory agreement and a new advisory agreement to take effect upon the closing of the Transaction prior to each fund’s public offering to shareholders. Madison Aggregate Bond ETF and Madison Short-Term Strategic Income ETF were made available to new shareholders on August 29, 2023 and September 6, 2023, respectively. The Madison Mosaic Income Opportunities ETF has not yet been publicly offered to shareholders and is not anticipated to be publicly offered in advance of the closing of the Transaction.

Comment 3 – Board of Trustees Evaluation of the New Advisory Agreement
Please align the description of expenses excluded from the Funds’ unitary management fee in description of trustee evaluation of the New Advisory Agreement with the description of such excluded expenses included elsewhere in the materials.

Response to Comment 3
The disclosure has been revised in accordance with the Staff’s comment.

Comment 3 – Voting Information
Please revise the disclosure to say that broker non-votes will not be counted for purposes of quorum.

Response to Comment 4
The disclosure has been revised in accordance with the Staff’s comment.

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Please call me at 312.845.3720 if you have any questions or issues you would like to discuss regarding these matters.
Sincerely yours,

CHAPMAN AND CUTLER LLP

/s/ Kelly P Carr

Kelly P Carr